

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 29, 2008

via U.S. mail

Peter Ntephe
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

> **Re: ERHC Energy Inc.**
> **Supplemental Response to Form 10-K**
> **for Fiscal Year Ended September 30, 2007**
> **Submitted July 25, 2008**
> **File No. 0-17325**

Dear Mr. Ntephe:

  We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the fiscal year ended September 30, 2007

General

1.   Please file on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your July 25, 2008 response. We also reissue our May 9, 2008 oral comment in which we requested that you submit on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your March 26, 2008 response.

2.   With your next response, please ensure to provide a properly marked version that shows the changes in your annual report to the proposed language in your July 25, 2008 response. For example, we noted that the marked version that you provided

on July 25, 2008 does not mark all changes to the proposed language that you submitted on March 26, 2008.

3.   We note your response to our prior comment 4. Please file each of your material contracts with your amended annual report on Form 10-K. In addition, you did not submit with your supplemental response the amendments to the participation agreement with respect to Block 4 that were executed in February 2006 and April 2006. Please file such amendments with your amended annual report. In addition, please advise why you intend to file the participation agreements with Pioneer Natural Resources USA, Inc. and Noble Energy International, Ltd. If such agreements have continuing effect, please describe such effect in your filing.

4.   We note your response to our prior comment 5 and your stated intention to file the prospective oil and contingent gas resources report as an exhibit to your annual report. We do not believe that such filing would be permitted by Item 102 of Regulation S-K.

5.   We note that your draft supplemental response omits certain disclosure that in your April 11, 2008 submission you had proposed to include in your filing. For example, we noted removal of the description of the material terms of the participation agreements, the risk factor regarding the volatility of foreign governments, and the discussion of working capital requirements in the context of planned operations. We note also that some of this disclosure had been added in response to our prior comments. Please advise.

General Development of the Business, page 5

6.   Please clarify in your filing under which agreement you have been granted rights in the exclusive economic zone.

Properties, page 12

7.   We note your response to our prior comment 6 and reissue such comment in part. Please disclose the terms under which your interests in the joint development zone and the exclusive economic zone will expire or terminate.

Item 9A. Controls and Procedures, page 51

Disclosure Controls and Procedures, page 51

8.   We note your response to our prior comment 10 and reissue such comment in part. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information

required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In addition, please revise your quarterly reports for the quarters ended March 31, 2008 and June 30, 2008 to provide the disclosure we requested with respect to your annual report in our prior comment 10.

Directors and Executive Officers of the Registrant; and Corporate Governance, page 52

Compensation of Directors, page 53

9.   We note your response to our prior comment 13 and your description of standard fee arrangements for directors. Please expand your disclosure to provide information regarding the stock awards granted to each director during the 2007 fiscal year. For example, please indicate how the board determined the number of shares to grant to each director and whether such grants are part of the standard annual compensation arrangement. In addition, if such shares were shares of restricted stock, please describe the conditions for vesting.

Director Independence, page 54

10.   We note your response to our prior comment 17 and reissue such comment. For example, please identify each director under the independence standards applicable to you under Item 407(a)(1)(ii) of Regulation S-K, and state which definition is used. Please remove from your proposed disclosure any suggestion that your company is subject to the rules of, and therefore listed on, the NASDAQ Stock Market.

Executive Compensation

Compensation Discussion and Analysis

11.   We note your response to our prior comment 18 and re-issue such comment. You indicate in your revised draft language that you "do not rely on benchmarking to determine total compensation or any material element of compensation." However, we also note your revised disclosure that your compensation committee, working with independent compensation experts, "researches and evaluates the compensation earned by executive officers in comparable, small publicly-traded companies in the company's industry and recommends to the Board appropriate compensation for the named executive officers." This disclosure does not appear to be consistent with your conclusion that you do not engage in benchmarking. See Question 118.05 of the Regulation S-K

Compliance and Disclosure Interpretations, available at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-Based Awards

12.   Please revise this table to indicate which figures relate to each footnote.

Outstanding Equity Awards at Fiscal Year-End

13.   We reissue our prior comment 26. The information presented in the table should be as of the end of your 2007 fiscal year.

Potential Payments Upon Termination or Change of Control, page 56

14.   We note your disclosure that as of September 30, 2007, you had not entered into any employment agreements with any executive officers. However, this appears to be inconsistent with your disclosure regarding your employment agreement with Mr. Ledbetter. Please revise.

15.   We note your response to our prior comment 28. In addition to adding Mr. Ledbetter's employment agreement as an exhibit to your filing, please provide the information required by Item 402(j) of Regulation S-K with respect to such agreement. For example, we note that pursuant to his employment agreement, Mr. Ledbetter would be eligible for payments upon any termination without cause.

16.   Please remove the duplicative disclosure that appears in your draft annual report at page 56 with respect to employment agreements and compensation committee interlocks. For example, we note that you have included two separate sections under the headings "Employment Agreements" and such sections include some of the same disclosure.

Signatures

17.   Please update your signatures when you file your amended annual report. For example, we note that your draft supplemental response includes the signature of your former interim chief executive officer.

Exhibits 31.1-32.2

18.   Please ensure that your certifications that you file with your amended 10-K are newly executed as of the date of your amendment, and that they are executed by your principal executive and principal financial officers at such time.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Winfrey
        T. Towner
        L. Nicholson